LEGAL

FREE WRITING PROSPECTUS

FWP Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration Statement No. 333-232557

This presentation highlights basic information about us and the contemplated offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all the information that you should consider before investing in our company. Except as otherwise indicated, this presentation only speaks as of the date hereof.

Neither the Securities Exchange Commission (SEC) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because their information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (SEC File No. 333-232557). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting SEC EDGAR web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling (646) 828-8258.

To review a filed copy of our current registration statement, click on the following link:
https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001725430&owner=include&count=40

LEGAL DISCLAIMER

Certain statements in this presentation may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of GBS, Inc. and its affiliates ("GBS") or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws.

GBS cautions that any forward-looking statements made by GBS are not guarantees or indicative of future performance. Although GBS believes that its plans, cost estimates, returns on investments, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. GBS's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties. GBS does not have, nor undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security and may not be reproduced or redistributed in whole or in part to any other person. Recipients should seek appropriate independent professional advice prior to relying on, or entering into any commitment based upon materials.

All information included in this presentation is based on continuing operations, unless otherwise noted.

Real-time, point-of-care testing

at the tip of your tongue



GBS Inc.

GBS Inc.

GBS Inc. is on a mission to put the power of non-invasive, real-time diagnostic testing in the hands of patients and their primary health practitioners at point of care.

With the world-first **Biosensor Platform**, GBS Inc. is developing, and if successful in its regulatory approval, launching point-of-care **diagnostic tests urgently needed to help control COVID-19 and change the lives of people living with diabetes**.

Following these tests, GBS Inc. anticipates developing and commercializing **a broad pipeline of real-time diagnostic point-of-care tests** in the areas of biochemistry, immunology, tumor markers and endocrinology.



New York Headquartered (Delaware incorporated 2016)

Subsidiary of The iQ Group Global Ltd. (NSX:IQG)

Offering Overview

Offering Summary	
Issuer	GBS Inc.
Ticker / Exchange	GBS / Nasdaq Global Market
Existing Capital Structure	• 4,830,000 common stock *; • 2,810,190 Convertible Pref Shares. Each Share Convertible at IPO to one common share and one warrant exercisable at IPO price within 2 years only if underlying common share is still held; and • $5,133,706 in Convertible Notes. Converting at 15% discount to IPO price.
Capital Raise	$18,000,000
Terms	The public offering price per Unit is $16.00 – $18.00. Each Unit consists of (a) one share of our common stock; (b) one Series A warrant (the "Series A Warrants") to purchase one share of our common stock at an exercise price equal to 50% of the unit offering price, exercisable until the fifth anniversary of the issuance date; and (c) one Series B warrant (the "Series B Warrants," and together with the Series A Warrants, the "Warrants") to purchase one share of our common stock at an exercise price equal to 100% of the unit offering price, exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.
Use of Proceeds	• $8.60 million to obtain regulatory approvals, including completing any product development required to meet regulatory requirements and establishing manufacturing facilities with sufficient capacity for clinical evaluation and commercial scale production of the Saliva Glucose Test (SGT), and development of the COVID test; • $0.75 million to market the SGT and establish a distribution network across the Asia Pacific (APAC) Region; and • $6.71 million for working capital and general corporate purposes.
Sole Bookrunner	Dawson James Securities, Inc.

** On December 7, 2020, Life Science Biosensor Diagnostics Pty Ltd (LSBD), the Company's parent company, agreed to sell back to the Company a total of 3,800,000 shares of the Company's common stock in exchange for a 3-year non-transferrable warrant to purchase 1,900,000 shares of the Company's shares of common stock at an exercise price equal to the unit price in the IPO.*

Investment Highlights

- **Pioneering diagnostic platform** adaptable to a large range of applications and indications of use.
- **Point-of-care tests for layman and professional use**, giving real-time results.
- We believe **our lead product candidates for saliva glucose monitoring and saliva SARS-CoV-2 antibody tests** are nearing commercial launch stage.
  - **The Saliva Glucose Biosensor** is intended to make finger pricking and other forms of glucose monitoring obsolete.
  - **The SARS-CoV-2 Antibody Biosensor test** is non-invasive, produces real-time quantitative results indicative of immunity and/or exposure.
- **Pipeline of more than 130 additional diagnostic tests** in development.
- **Experienced and successful** management and advisory team.

Our technology: The Biosensor Platform

The Biosensor is a platform technology that can be modified to create multiple real-time, non-invasive diagnostic tests.

A small, printable organic strip, the Biosensor Platform is designed to put the power of accurate, timely diagnosis in the hands of patients and their primary health practitioners.



Biosensor Platform (OTFT)

- **The core architecture of the biosensor is patented Organic Thin Film Transistor (OTFT) technology**, which can be printed at scale, at low cost.
- **Currently in development to test for up to 130 indications**, ranging from glucose for diabetes management, to immunological conditions and communicable diseases.



With our world-first Biosensor Platform technology, GBS Inc. will complete the development, and if successful in its regulatory approval, launch of two **urgently needed non-invasive, real-time diagnostic tests**:

1. **The SARS-CoV-2 Antibody Biosensor**, to test exposure, infection and immunity in the fight against COVID-19.

2. **The Saliva Glucose Biosensor**, the first non-invasive replacement for finger-prick blood testing for people with diabetes

Development partners

WYSS INSTITUTE for Biologically Inspired Engineering

THE UNIVERSITY OF NEWCASTLE AUSTRALIA

The Biosensor can be modified to create multiple diagnostic tests

The top layer of the biosensor is easily modified to detect a range of analytes.

Saliva Glucose Biosensor
To monitor glucose levels in saliva in people living with diabetes


A
Glucose Oxidase
Biosensor Platform

SARS-CoV-2 Antibody Test
To monitor exposure, infection and immunity for COVID-19


Specialized nanomaterial coating
SARS-CoV-2 antigen-specific antibodies
Biosensor Platform

By substituting the detection element (region A) of the Biosensor depending on the analyte to be detected, **the Biosensor can be modified to monitor a wide range of saliva-based diagnostic analytes.** (e.g. Glucose Oxidase for monitoring glucose in saliva, SARS-CoV-2 antigen-specific antibodies to monitor infection and immunity for COVID-19). The core OTFT sensing element and mode of action of the platform remains the same.

The Biosensor: Diagnostic Pipeline

The Biosensor can be modified to create multiple real-time, non-invasive diagnostic tests.



	BIOSENSOR PLATFORM				
	BIOCHEMISTRY	**TUMOR MARKERS**	**IMMUNOLOGY**	**HORMONES**	**NUCLEIC ACIDS**
DIAGNOSTIC TEST PORTFOLIO	Clinical Chemistry Tests (i.e. Cholesterol)	Diagnostic and Staging Cancer Markers	• Allergens • Clinical Immunology Tests • TORCH • HIV, AIDS • HEP A, B & C	• Thyroid • Adrenal • Pituitary • Gynecological • Andrology	Personalized Genetic Diagnostics
PHASE 2 DIAGNOSTIC TEST		Prostate Specific Antigen (PSA)		Luteinizing Hormone (LH)	
PHASE 1 DIAGNOSTIC TEST	Saliva Glucose Test		SARS-CoV-2 Antibodies		

As easy to use as placing a stick of gum on your tongue

The Biosensor detects the analyte (e.g. glucose or viral antigen/antibody) in saliva and emits a signal to an individual's smart device, activating the app to display an individual's analyte reading.

1



Place the Saliva Glucose Biosensor in contact with saliva.

2


110

With the biosensor nearby, the digital app will display glucose levels, flagging any results that need attention.

3



The app provides real-time data and sends data to the electronic medical record or caregiver, as assigned by the user.

For illustrative purposes only and has yet to receive regulatory approval in any jurisdiction.

GBS Inc. will benefit from US sales and distribution

The company will financially benefit from sales and synergy of development of the Biosensor Platform through its 50% ownership position in BioSensX (North America) Inc.

GBS Inc.

- **Global:** The SARS-CoV-2 Antibody Biosensor test
- **Asia Pacific:** The Saliva Glucose Biosensor and all other additional diagnostic tests in development

BioSensX North America

- **North American Territories:** The Saliva Glucose Biosensor and all other additional diagnostic tests in development (except The SARS-CoV-2 Antibody Biosensor test)





"**Non-invasive SARS-CoV-2 antibody testing is urgently needed** to estimate the incidence and prevalence of the SARS-CoV-2 infection."

- Johns Hopkins Bloomberg School of Public Health

Source: Randad PR, Pisanic N, Kruczynski K, et al. COVID-19 serology at population scale: SARS-CoV-2-specific antibody responses in saliva. Preprint. medRxiv. 2020;2020.05.24.20112300. Published 2020 May 26. doi:10.1101/2020.05.24.20112300

GBS Inc. has partnered with Harvard University to develop a real-time SARS-CoV-2 Antibody Biosensor

In our collaboration with Harvard, we set out to develop a quantitative, saliva-based, IgG diagnostic test, that is intended to measure the concentration of IgG antibodies in saliva and thus to determine the level of immunity of individuals, and the onset of disease.



The Wyss Institute's antifouling coating technology, which can detect CoV-2 igG antibodies, was integrated with the biosensor platform during a pilot study in 2020. **This research collaboration validates the biosensor technology as a platform for the development of diagnostic tests.**

Following this collaboration, and if successful in its regulatory approval, we intend to launch a SARS-CoV-2 Antibody Biosensor as companion diagnostic tool for COVID-19 testing at point of care, that:

- ✓ Is **non-invasive**
- ✓ Produces **real-time results**
- ✓ Can show **quantitative results of immunity and/or infection** (rather than just a positive or negative result)
- ✓ Technology allows for **scale, at a low cost**

WYSS INSTITUTE for Biologically Inspired Engineering

SARS-CoV-2 Antibody Biosensor: Real-time, point-of-care testing

As a saliva-based SARS-CoV-2 diagnostic test, our technology could be used:

1. **Before vaccination**, to measure the rate of transmission of the SARS-CoV-2 virus and level of protection in communities;
2. **Post vaccination**, to measure a person's response to the vaccine, and thus the effectiveness of vaccination;
3. **At a general population scale**, to determine the effectiveness of population-based interventions, including vaccination, and to direct future preventative strategies.



Commercialization: SARS-CoV-2 Antibody Biosensor

GBS Inc. is the global licensee for the SARS-CoV-2 Antibody Biosensor, a gum-sized 'strip' to be used as a diagnostic tool for COVID-19 testing at point of care.

- We believe the first step in our commercialization plan is to attain Emergency Use Approval (EUA) with the FDA within 6 to 10 months of IPO.
- We intend to commercialize the SARS-CoV-2 diagnostic tests across the US, Europe, APAC and the rest of the world through strategic partnerships and appropriately qualified sublicensees and distributors, currently in progress.



Phase 0
Wyss Institute

WYSS INSTITUTE for Biologically Inspired Engineering

CURRENT STAGE

6 - 10 months

EMERGENCY USE APPROVAL

Launch and distribution
Partnerships established with sublicensees and distributors.

Market: SARS-CoV-2 Antibody Biosensor



The global COVID-19 diagnostics market size was valued at **USD 5.2 billion in 2020** and is expected to grow at a compound annual growth rate (CAGR) of 5.96% from 2021 to 2027.[1]

Market size estimated to reach **USD 7.8 billion** by 2027 [1].

328 million

people in the US

X

Approx. 4 tests per vaccination cycle

GBS Inc.

[1]COVID-19 Diagnostics Market Size, Share & Trends Analysis Report By Product, By Sample Type (Oropharyngeal & Nasopharyngeal Swabs, Blood, Urine), By Technology (PCR, ELISA, POC), By End Use, And Segment Forecasts, 2020 - 2027

Diabetes is a global health crisis

People living with diabetes **worldwide**


463M
2019
700M
2045



50% of adults with diabetes are **undiagnosed**


If diabetes was a Country, its population would be larger than the USA

Source: IDF Diabetes Atlas 2019

Asia Pacific: The largest population with diabetes in the world

Asia Pacific has

36.6%

of the world's total population living with diabetes

Diabetes and complications from diabetes contribute to

1.35 million

deaths in Asia Pacific per year



170 million

people living with diabetes in the Asia Pacific region

There are **94.5 million** undiagnosed cases of diabetes.

94,500,000

The average expenditure on diabetes and complications from diabetes is

$1100

per person



Approved methods for testing glucose are painful and invasive

Compliance with finger-pricking is a major issue because finger-prick blood glucose testing is:

- Painful
- Invasive
- Inconvenient
- Difficult

Continuous Glucose Monitoring (CGM) devices all require pricking the skin to read glucose levels in blood or interstitial fluid and most require calibration with finger-prick blood glucose tests.


The Saliva Glucose Biosensor is intended to make finger pricking obsolete


✓ Pain-free
✓ Non-invasive
✓ Easy to use
✓ Convenient

IP Overview

Our licensed biosensor technology is patent protected through to 2033.

Official Number	Status	Jurisdiction
9,766,199	Granted	United States
ZL201380022888.2	Granted	China
AU2016/050555	Filed	Australia

The patent portfolio will be expanded as the technology candidates necessitate patent protection throughout product development.

The Saliva Glucose Biosensor is a precise and accurate solution for measuring glucose in saliva

Organic Thin Film Transistor (OTFT) Technology



- Glucose concentrations are considerably lower in saliva compared to capillary blood glucose, making detection sensitivity of critical importance.

- The biosensor exhibits a linear glucose response at concentrations **100 times more sensitive than commercial blood glucose sensors[1].**

[1] Elkington, D. & Belcher, Warwick & Dastoor, Paul & Zhou, Xiaojing. (2014). Detection of saliva-range glucose concentrations using organic thin-film transistors. Applied Physics Letters. 105. 043303. 10.1063/1.4892012.

Commercialization: Saliva Glucose Biosensor

GBS Inc. intends to launch the Saliva Glucose Biosensor in the Asia Pacific region within 18 months.

- The product is currently at design transfer to manufacturing stage.
- We have commenced the submission process for regulatory approval with the FDA, which will be via De Novo classification.





FDA Regulatory submission
Phase 1
Define
Phase 2
Design
THE UNIVERSITY OF NEWCASTLE AUSTRALIA
R&D/ Pre-Design
Phase 3
Verify
Phase 4
Design Transfer and Manufacturing
CURRENT STAGE
Phase 5
Validate
Phase 6
Release
REGULATORY APPROVAL
Phase 7
Production

Market: Saliva Glucose Biosensor

170 million

people living with diabetes in the APAC region

X 3 tests per day

= 186b strips per annum

= $65b per annum



unit price = US$0.35

Saliva Glucose Biosensor: Launch strategy

We are partnering with The Boston Consulting Group to develop a robust market launch.

Launch activities include:

- REGULATORY APPROVAL
- MANUFACTURING & DISTRIBUTION
- MARKET PENETRATION & QUALITY OF LIFE STUDY
- DATA INFRASTRUCTURE

Future Strategic Directions

Beyond the introduction of the Saliva Glucose Biosensor and SARS-CoV-2 Biosensor, GBS Inc. is exploring multiple future strategic directions.

- Monetization of clinical/epidemiological anonymized patient data
- Genetic testing, clinical exome sequencing
- Wearable devices



Board of Directors



Dr. Steven Boyages
M.D., MB, BS, Ph.D.

Chairman of the Board (Independent)

- Professorial appointments to the University of Sydney and the University of Western Sydney.
- Practicing clinician in endocrinology with more than 30 years' experience in medicine.
- Previously held the position of Chief Executive of the Sydney West Area Health Service (SWAHS), Medical Director for eHealth New South Wales, and Chief Executive of the Clinical Education and Training Institute (CETI) NSW, Australia.



Mr. Harry Simeonidis

Director, CEO and President

- Over 25 years' experience in global executive management roles in healthcare, pharmaceutical and life science businesses.
- Former CEO of GE Healthcare ANZ and General Manager for Surgery APAC.



Christopher Towers
BSc, CPA

Chair, Audit Committee (Independent)

- 12 years' experience in auditing and accounting in roles at PricewaterhouseCoopers and Pall Corporation.
- EVP, Chief Accounting Officer and Principal Financial Officer of Newtek Business Services Corp (NASDAQ:NEWT).
- Experience in Nasdaq financial reporting, SOX compliance, FP&A, treasury, and tax across all consolidated entities and controlled portfolio companies.



Prof. Jonathan Sessler
Ph.D.

Director (Independent)

- A chemistry scientist, achieving ground-breaking work on expanded porphyrins and their applications to biology and medicine.
- Bachelor of Science in Chemistry with Highest Honors from The University of California, Berkeley, Ph.D. in Organic Chemistry at Stanford University in 1982. Since 1984, a Professor of Chemistry at The University of Texas Austin, currently holds The Doherty- Welch Chair.
- He has received many awards and recognitions throughout his career. In 1991 he co-founded Pharmacyclics, a pharmaceutical research company previously listed on Nasdaq.



Mr. Leon Kempler
AM

Director (Independent)

- Mr. Kempler is a highly experienced business leader in the APAC region. Formally recognized in his field, Mr. Kempler received the Medal of Order from the Governor General in both 1998 and 2018, recognizing his services to Australia's international business relations and contribution to Australia's development in culture, education, and medicine.
- With more than 30 years' experience, Mr. Kempler's honorary roles have included Chairman of the Advisory Council of the National Science and Technology Centre – Questacon; and National Chairman of the Australia-Israel Chamber of Commerce, among many others.

Board of Directors



Dr. George Margelis
MBBS
Director (Independent)

- Associate Professor at the University of Western Sydney with the TeleHealth Research & Innovation Laboratory and a member of Ignition Labs.
- Formally Chief Information Officer of Macquarie Health Corporation as well as Intel and the Intel-GE Innovation spin-off.



Mr. Jonathan Hurd
CAMS
Director (Independent)

- CEO and founder of Asgard Regulatory Group, an organization that provides broker-dealer and investment adviser compliance services.
- Former Chief Compliance Officer for several financial institutions.



Ms. Victoria Gavrilenko
Director, Secretary & Treasurer

- Responsible for the coordination of activities within the US as well as overseas business partners and contractors.



Dr. Tom Parmakellis
MBBS
Director (Independent)

- 25 years' experience as a medical practitioner,
- Introduced lazer hair removal into the Australian market.
- Holds a MBBS from the University of Sydney, is a fellow of the Royal Australian College of General Practitioners and Cosmetic Physicians College Australasia.



Lawrence Fisher
Member, Audit Committee (Independent)

- Securities lawyer in New York City for more than 40 years.
- Graduate of Columbia College and Columbia University Law School, and Research Fellow of the London School of Economics.
- Extensive experience representing public companies and investment banking firms in connection with IPOs.
- Partner at Orrick, Herrington & Sutcliffe law firm for 11 years, at Kelley, Drye & Warren law firm for 10 years, and Parker, Chapin & Flattau, serving on all firms' Executive Committees.
- Has held numerous Board positions, including Financial Federal Corporation (NYSE), National Bank of New York City and Viking Energy Group.

Management and Scientific Board



Mr. Harry Simeonidis
CEO, President and Director

- Over 25 years' experience in global executive management roles in healthcare, pharmaceutical and life science businesses.
- Former CEO of GE Healthcare ANZ and General Manager for Surgery APAC.



Mr. Spiro Sakiris
B. Bus, Dip Law, CA
Chief Financial Officer

- 30 years' experience in accounting and taxation, IPOs and business system designs, including the application of IFRS and US GAAP for the life science industry.
- Registered Series 28 principal with iQ Capital LLC and registered broker-dealer with FINRA.



Dr. George Syrmalis
M.D., Ph.D, FACNP, MAAPP
Scientific Board Member

- Dr. Syrmalis is trained in Nuclear Medicine-radiation immunology and established The iQ Group Global Ltd. (formerly iQnovate) in 2011. Previously, Dr. Syrmalis founded and led as CEO and Chairman The Bionuclear Group SA, (1995-2005) incorporating Antisoma SA, Bionuclear Institute of Diagnosis and Therapy SA, Bionuclear Research and Development SA and Vitalcheck SA. He developed a business model by addressing unmet clinical needs and leveraging on synergies between Bionuclear Group companies.



Ms. Victoria Gavrilenko
Secretary & Treasurer, Director

- Responsible for the coordination of activities within the US as well as overseas business partners and contractors.



Prof. Paul Dastoor
Ph.D, B.A. (Hons)
Scientific Board Member

- Paul Dastoor is a Professor in Physics in the School of Mathematical and Physical Sciences and the Director of the Centre for Organic Electronics at the University of Newcastle in Australia. He received his B.A. degree in Natural Sciences from the University of Cambridge in 1990 and his Ph.D in Surface Physics, also from the University of Cambridge, in 1995.
- His expertise covers surface analysis, electron spectroscopy, thin film growth, organic electronics, organosilane chemistry, polymer films, atom beam optics and microscopy and medical devices. His research can be grouped in 3 main areas: (1) Helium Atom Microscopy, (2) Polymer Adsorption on Metal Surfaces and (3) Organic Electronic Devices. Helium Atom Microscopy Atomic scattering from surfaces has matured into a unique analytical technique for the study of formation of thin film structures.

GBS Inc.

On a mission to put the power of non-invasive, real-time diagnostic testing in the hands of patients and their primary health practitioners at point of care.

Thank you

